                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                                   Spain Fund
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of class of securities)

                                    846330108
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                                 (CUSIP number)


Check the following box if a fee is being paid with this statement /X/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.  846330108                 13G                     Page  2 of  9 Pages
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      1      NAME OF REPORTING PERSONS

             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS

                    Morgan Stanley, Dean Witter, Discover & Co.

                    IRS # 39-314-5972
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) / /
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      3      SEC USE ONLY

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      4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    The state of organization is Delaware.
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           NUMBER OF           5    SOLE VOTING POWER
            SHARES                                 0
          BENEFICIALLY         -------------------------------------------------
           OWNED BY            6    SHARED VOTING POWER
             EACH                            602,600 **
           REPORTING           -------------------------------------------------
          PERSON WITH          7    SOLE DISPOSITIVE POWER
                                                   0
                               -------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                           1,048,900 **
--------------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,048,900 **

--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        10.46% **

--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
                    IA, CO

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

                    ** AS OF 8/31/97

CUSIP No.  846330108                 13G                     Page  3 of  9 Pages
--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS

             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS

                Morgan Stanley & Co. International Ltd.
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

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      4      CITIZENSHIP OR PLACE OF ORGANIZATION

                Organized under the Laws of England
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      NUMBER OF            5    SOLE VOTING POWER
       SHARES                                   0
     BENEFICIALLY          -----------------------------------------------------
      OWNED BY             6    SHARED VOTING POWER
        EACH                              602,600 **
      REPORTING            -----------------------------------------------------
     PERSON WITH           7    SOLE DISPOSITIVE POWER
                                               0
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                          602,600 **
--------------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                602,600 **

--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    6.01% **

--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
                BD, CO

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

                    ** AS OF 8/31/97

CUSIP No.  846330108                 13G                     Page  4 of  9 Pages
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Item  1 (a)                 Name  of  Issuer

                            Spain Fund

Item  1 (b)                 Address  of  issuer's  principal  executive  offices

                            1345 Avenue of the Americas
                            New York, NY 10105

Item  2 (a)                 Name  of  person  filing

                        (a) Morgan  Stanley, Dean Witter, Discover & Co.
                        (b) Morgan Stanley & Co. International Ltd.

Item  2 (b)                 Principal  business  office

                        (a) 1585 Broadway
                            New  York,  New  York  10036

                        (b) 25 Cabot Square
                            Canary Wharf
                            London E 14 4 QA
                            England

Item  2 (c)                 Citizenship

                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item  2 (d)                 Title  of  class  of  Securities

                            Common  Stock

Item  2 (e)                 Cusip  No.

                            846330108

 Item    3             (a)  Morgan Stanley, Dean Witter, Discover & Co. is (e)
                            an Investment Adviser registered under section
                            203 of the Investment Advisers Act of 1940.

                       (b) Morgan Stanley & Co. International Ltd. is (a) a Broker-Dealer doing business under the laws of the United Kingdom. Morgan Stanley & Co. International Ltd. is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate Finance, Office of Tender Offers.

 Item    4                  Ownership

                            Incorporated by reference to Items (5) - (9) and
                            (11) of the cover page pertaining to each reporting person.

CUSIP No.   846330108               13G                     Page   5 of  9 Pages



Item    5            Ownership  of  5  Percent  or  Less  of  a  Class

                     Inapplicable

Item    6            Ownership of More than 5 Percent on Behalf of Another
                     Person

                     Accounts managed on a discretionary basis by Morgan Stanley & Co. International Ltd., a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                     Inapplicable

Item    8            Identification and Classification of Members of the Group

                     Inapplicable

Item    9            Notice  of  Dissolution  of  Group

                     Inapplicable

Item    10           Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  846330108                 13G                       Page 6 of 9 Pages




   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




   Date :

   Signature :    /s/Robin Sherak
                  ------------------------------------------------------------

   Name/Title:    Robin Sherak / Counsel Morgan Stanley & Co. Incorporated
                  ----------------------------------------------------------
                  MORGAN  STANLEY, DEAN WITTER, DISCOVER & CO.

   Date :

   Signature :    /s/Robin Sherak
                  ------------------------------------------------------------

   Name/Title:    Robin Sherak / Counsel Morgan Stanley & Co. Incorporated
                  ----------------------------------------------------------
                  MORGAN  STANLEY & CO. INTERNATIONAL LTD.


                  INDEX  TO  EXHIBITS                                  PAGE
                  -------------------                                  ----
   EXHIBIT  1     Agreement to Make a Joint Filing.                      7


   EXHIBIT  2     Secretary's Certificate Authorizing Robin Sherak       8
                  to Sign on Behalf of Morgan Stanley, Dean Witter,
                  Discover & Co.

   EXHIBIT  3     Secretary's Certificate Authorizing Robin Sherak
                  to Sign on Behalf of Morgan Stanley International
                  Ltd.                                                   9